Exhibit 99.2

BELLATRIX EXPLORATION LTD.
Annual and Special Meeting of Shareholders
May 17, 2017

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

The following matters were voted upon at the Annual and Special Meeting (the “Meeting”) of shareholders (the “Shareholders”) of Bellatrix Exploration Ltd. (the “Corporation”) held on May 17, 2017 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Corporation’s Management Information Circular dated April 3, 2017 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation’s website at www.bellatrixexploration.com.

Matters Voted Upon	Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
1. Fixing the number of directors to be elected at the Meeting at nine.	Approved(1)	97.60% (134,686,563)	2.40% (3,306,071)

2. The election of the following nominees as directors of the Corporation until the next annual meeting of the Shareholders or until their successors are elected or appointed:

(a) Brent A. Eshleman	Approved(2)	91.71% (94,748,719)	8.29% (8,568,450)
(b) Murray L. Cobbe	Approved(2)	91.60% (94,643,073)	8.40% (8,674,096)
(c) John H. Cuthbertson	Approved(2)	89.26% (92,220,576)	10.74% (11,096,593)
(d) W.C. (Mickey) Dunn	Approved(2)	91.56% (94,600,416)	8.44% (8,716,753)
(e) Keith E. Macdonald	Approved(2)	91.74% (94,782,700)	8.26% (8,534,469)
(f) Thomas E. MacInnis	Approved(2)	91.87% (94,915,231)	8.13% (8,401,938)
(g) Steven J. Pully	Approved(2)	91.86% (94,912,112)	8.14% (8,405,057)
(h) Murray B. Todd	Approved(2)	91.51% (94,546,194)	8.49% (8,770,975)
(i) Keith S. Turnbull	Approved(2)	91.91% (94,958,927)	8.09% (8,358,242)

3. The re-appointment of KPMG LLP, as auditors of the Corporation until the next annual meeting of the Shareholders and that the Corporation’s board of directors be authorized to fix their remuneration as such.	Approved(1)	98.45% (135,848,619)	1.55% (2,144,015)

4. A special resolution authorizing and approving the filing of Articles of Amendment to consolidate (or reverse split) the Corporation’s issued and outstanding common shares, all as more particularly described in the Information Circular.	Approved(2)	93.90% (97,011,228)	6.10% (6,305,940)

5. A non-binding advisory vote approving the Corporation’s approach to executive compensation, as set out in the Information Circular.	Approved(2)	89.64% (92,617,515)	10.36% (10,699,654)

Notes:

(1)	Vote conducted by a show of hands. “Votes For” and “Votes Withheld/Against” reflect the results of the proxies received in respect of such matters.
(2)	Votes conducted by ballot. “Votes For” and “Votes Withheld/Against” reflect the results of the vote by ballot on such matters.